October 9, 2009

Mr. Jeffrey Jaramillo

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549-0305

U.S.A.

Dear Mr. Jaramillo:

We are writing to inform you that, although as stated in our letter of September 15, 2009, we intended to submit a response to your letter dated September 8, 2009 by today, in the course of our examination of the comments we have determined that we would like to consider certain points further. We will submit the response letter as soon as practicable, which we expect will be by October 23, 2009. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Shoichi Aoki
Shoichi Aoki
Director, Managing Executive Officer and
General Manager of
Corporate Financial & Accounting Group
Kyocera Corporation

cc:	Kevin Kuhar
Martin James
(Division of Corporation Finance
Securities and Exchange Commission)

Izumi Akai
(Sullivan & Cromwell LLP)